FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Newton	William	C.		10/01/01	GMX Resources Inc. (GMXR)

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (Voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
660 East Broadway						Director	X 10% Owner
(Street)						Officer (give title below)	Other (specify below)
								7.	Individual or Joint/Group Filing
Jackson Hole, Wyoming 83001
(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock			300,000		I	by Newton Investment Partners

Common Stock			315,000		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Warrant			Immed.	2/12/06	Class A Warrant	100,000		(1)		D

Warrant			Immed.	2/12/03	Class B Warrant	130,000		$10.00		D

Explanation of Responses:

(1) $9.00 if exercised on or before 3/12/02; $12.00 if exercised after 3/12/02.

	By: /s/ William C. Newton	10/11/01
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 — Additional Information

JOINT FILER INFORMATION

NAME:	Gloria A. Newton
ADDRESS:	660 East Broadway Jackson Hole, Wyoming 83001
DESIGNATED FILER:	William C. Newton
ISSUER & TICKLER SYMBOL:	GMX Resources Inc. (GMXR)
DATE OF EVENT REQUIRING STATEMENT:	10/01/01
SIGNATURE:	/s/ Gloria A. Newton